UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL OMB Number: 3235-0145 Expires: December 31, 2005 Estimated average burden hours per response 11

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)

Sparton Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

847235108

(CUSIP Number)

Andrew E. Shapiro Lawndale Capital Management, LLC 591 Redwood Highway, Suite 2345 Mill Valley, CA 94941 415-389-8258	Christopher J. Rupright, Esq. Shartsis, Friese & Ginsburg LLP One Maritime Plaza, 18th Floor San Francisco, CA 94111 415-421-6500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 9, 2004

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 140.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Lawndale Capital Management, LLC

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) XXX
(b) ______

3. SEC Use Only

4. Source of Funds (See Instructions) AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6. Citizenship or Place of Organization California
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power -0-
8. Shared Voting Power 633,477
9. Sole Dispositive Power -0-
10. Shared Dispositive Power 633,477

11. Aggregate Amount Beneficially Owned by Each Reporting Person 633,477

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) ______

13. Percent of Class Represented by Amount in Row (11) 7.6%

14. Type of Reporting Person (See Instructions)

OO

IA

________


1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Andrew E. Shapiro

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) XXX
(b) ______

3. SEC Use Only

4. Source of Funds (See Instructions) AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6. Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 1,102
8. Shared Voting Power 633,477
9. Sole Dispositive Power 1,102
10. Shared Dispositive Power 633,477

11. Aggregate Amount Beneficially Owned by Each Reporting Person 634,579

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) ______

13. Percent of Class Represented by Amount in Row (11) 7.6%

14. Type of Reporting Person (See Instructions)

IN

________


1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Diamond A. Partners, L.P.

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ______
(b) XXX

3. SEC Use Only

4. Source of Funds (See Instructions) WC

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6. Citizenship or Place of Organization California
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power -0-
8. Shared Voting Power 556,008
9. Sole Dispositive Power -0-
10. Shared Dispositive Power 556,008

11. Aggregate Amount Beneficially Owned by Each Reporting Person 556,008

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) ______

13. Percent of Class Represented by Amount in Row (11) 6.7%

14. Type of Reporting Person (See Instructions)

PN

________


Item 1. Security and Issuer

This statement relates to shares of Common Stock (the "Stock") of Sparton Corporation (the "Issuer"). The principal executive office of the Issuer is located at 2400 E. Ganson St., Jackson, MI 49202.

Item 2. Identity and Background

The persons filing this statement and the persons enumerated in Instruction C of Schedule 13D and, where applicable, their respective places of organization, general partners, directors, executive officers and controlling persons, and the information regarding them, are as follows:

(a) Lawndale Capital Management, LLC, a California limited liability company ("LCM"),
Diamond A. Partners, L.P., a California limited partnership ("DAP"),
and
Andrew E. Shapiro ("Shapiro")
(collectively, the "Filers").

LCM and Shapiro disclaim beneficial ownership of the Stock except to the extent of their respective pecuniary interests therein. DAP is filing jointly with the other filers, but not as a member of a group, and expressly disclaims membership in a group. In addition, the filing of this Schedule 13D on behalf of DAP should not be construed as an admission that it is, and it disclaims that it is, the beneficial owner of any of the Stock covered by this Statement.

(b) The business address of the Filers is
591 Redwood Highway, Suite 2345, Mill Valley, CA 94941.

(c) Present principal occupation or employment or the Filers and the name, principal business and address of any corporation or other organization in which such employment is conducted:
LCM is an investment adviser to and the general partner of DAP, which is an investment limited partnership. Shapiro is the sole manager of LCM.

(d) During the last five years, none of the Filers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Filers was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Shapiro is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration

The source and amount of funds used in purchasing the Stock were as follows:

Purchaser	Source of Funds	Amount
LCM(1)	Funds under Management	$3,967,337.29
Shapiro	PF	$7,872.50
DAP	WC	$3,488,853.41

(1) Includes funds of DAP

Item 4. Purpose of Transaction

As previously disclosed in prior filings, Lawndale has had discussions with management, members of Sparton's Board of Directors, other significant shareholders and others regarding its concerns over the composition, independence and functioning of Sparton's Board of Directors and certain of its Board committees.

On July 30, 2004, Sparton filed a preliminary proxy calling for a September 24, 2003 special meeting asking shareholders to approve removal of shareholder's cumulative voting rights and also to establish a notice requirement for shareholders who desire to nominate director candidates.

On August 9, 2004 Lawndale sent a letter to Sparton's board, a copy of which is attached hereto as Exhibit B, expressing its objections with these actions and its intent to vote its shares AGAINST these proposals. As set forth in Lawndale's letter, Lawndale has decided to take these actions for a number of reasons, including the following:

a) Sparton's February 2004 board communications policy which Lawndale feels limits shareholder communications with directors rather than enhancing them;

b) The apparent intention of the Sparton board to renominate board member Peter Slusser, a former long-time director and Compensation Committee member of Tyco International's board;

c) Sparton's attempt to eliminate cumulative voting rights and to do so via a costly special meeting only a month prior to when Sparton's regular meeting is likely to be held; and

d) Sparton's poor operating results and its board's apparent inaction regarding this performance.

Lawndale has been and may continue to be in contact with management, members of Sparton's Board of Directors, other significant shareholders and others to discuss its intentions to vote against the above measures and its rationale for such votes and to discuss alternatives that Sparton could employ to maximize shareholder value. In addition, Lawndale has requested a meeting with one or more of Sparton's independent directors to discuss its governance and operational concerns.

Lawndale believes that the public market value of Sparton, currently trading below Sparton's tangible book value, is undervalued by not adequately reflecting the value of Sparton's underlying businesses and assets.

Lawndale acquired the Stock solely for investment purposes, and Lawndale may from time to time buy or sell the Stock at its discretion.

Item 5. Interest in Securities of the Issuer

The beneficial ownership of the Stock by each Filer at the date hereof is reflected on that Filer's cover page.

The Filers effected the following transactions in the Stock in open market transactions on the dates indicated, and such transactions are the only transactions in the Stock by the Filers in the past sixty days:

Name	Purchase or Sale	Date	Number of Shares	Price Per Share

DAP	P	8/2/2004	100	8.65
DAP	P	8/5/2004	3,000	8.96
DAP	P	8/6/2004	1,400	8.74

Item 6. Contracts, Arrangement, Understandings or Relationships with Respect to Securities of the Issuer

LCM is the general partner of DAP and other clients pursuant to limited partnership agreements providing to LCM the authority, among other things, to invest the funds of such clients in Stock, to vote and dispose of Stock and to file this statement on behalf of such clients. Pursuant to such limited partnership agreements, the general partner of such clients is entitled to allocations based on assets under management and realized and unrealized gains.

Item 7. Material to Be Filed as Exhibits

Exhibit A - Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G.

Exhibit B - Letter to Sparton Board of Directors dated August 9, 2004.

SIGNATURES

After reasonable inquiry and to the best of my knowledge, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 9, 2004

LAWNDALE CAPITAL MANAGEMENT, LLC By: Andrew E. Shapiro, Manager	Andrew E. Shapiro
DIAMOND A. PARTNERS, L.P. By: Lawndale Capital Management, LLC, General Partner By: Andrew E. Shapiro, Manager

EXHIBIT A

AGREEMENT REGARDING JOINT FILING

OF STATEMENT ON SCHEDULE 13D OR 13G

The undersigned agree to file jointly with the Securities and Exchange Commission (the "SEC") any and all statements on Schedule 13D or Schedule 13G (and any amendments or supplements thereto) required under section 13(d) of the Securities Exchange Act of 1934, as amended, in connection with purchases by the undersigned of the common stock of Sparton Corporation. For that purpose, the undersigned hereby constitute and appoint Lawndale Capital Management, LLC, a California limited liability company, as their true and lawful agent and attorney-in-fact, with full power and authority for and on behalf of the undersigned to prepare or cause to be prepared, sign, file with the SEC and furnish to any other person all certificates, instruments, agreements and documents necessary to comply with section 13(d) and section 16(a) of the Securities Exchange Act of 1934, as amended, in connection with said purchases, and to do and perform every act necessary and proper to be done incident to the exercise of the foregoing power, as fully as the undersigned might or could do if personally present.

Dated: March 6, 2003

LAWNDALE CAPITAL MANAGEMENT, LLC Andrew E. Shapiro, Manager	ANDREW E. SHAPIRO Andrew E. Shapiro

DIAMOND A. PARTNERS, L.P. By: Lawndale Capital Management, LLC, General Partner Andrew E. Shapiro, Manager

Exhibit B

Andrew E. Shapiro

President

August 9, 2004

Sparton Board of Directors

c/o Office of the Corporate Secretary

Sparton Corporation

2400 East Ganson Street

Jackson, MI 49202

Dear Board Member:

As you know, Lawndale Capital Management LLC and its affiliates (collectively "Lawndale") is the single largest independent shareholder of Sparton Corporation owning more than 633,000 shares, or approximately 7.6% of Sparton's outstanding stock. I write to set forth Lawndale's strong objections to Sparton's decision to call a special meeting for the limited purpose of (i) eliminating shareholder's cumulative voting rights and (ii) creating new "advance notice" barriers to the nomination by shareholders of directors.

Lawndale's investing philosophy includes creating value in its portfolio companies through the establishment and enforcement of best practices in corporate governance. One of the factors that led us to invest in Sparton was our view that, while the Company was undervalued and had potential for growth, its existing governance structures and practices were poor. We felt that implementing governance improvements at Sparton could improve the Company's operating performance and investor perceptions of that performance.

We have several objections to Sparton's proposals. The collective effect of the proposals is, as Sparton's own proxy makes clear, to make it more difficult for shareholders to elect a director to Sparton's board who is not approved by the existing Sparton board. This is very troubling, particularly given the recent actions by Sparton's board, purportedly made in the name of good governance but which in fact have made the board less responsive to shareholder concerns.

For example, the "formal communications process" recently adopted by Sparton's board has made it more difficult for shareholders to communicate directly with Sparton's directors by giving management the right to pre-screen all communications and decide whether and when they are forwarded to the board. This is contrary to good governance practices because it raises the issue about whether management will pass on to the board criticisms of itself. This is no different than the proverbial "fox watching the chicken coop". For this reason, Sparton's new policy is directly contrary to recommendations of the joint Council of Institutional Investors-National Association of Corporate Directors Task Force Report on Improving Board-Shareowner Communications. This Report specifically recommends enabling shareholders to be able to communicate with at least one independent director without any block from management "no matter what the topic".

Yet another recent example of Sparton's questionable governance (and disclosure) practices is the Company's Preliminary Proxy's emphasis on how Sparton has separated the positions of Chairman and CEO. While literally true, Sparton's statements are misleading and miss the point from a good governance perspective. This is because, while the positions are "separated", both offices are held by non-independent directors. Thus, the reality is that while Sparton has adopted some of the language of the governance process, the company's actual governance practices are not just inadequate but in certain ways have deteriorated over the last several months. Simply put, governance practices aren't good simply because you tell shareholders they are, they are good only if they are properly structured and actually executed.

In light of the reality that Sparton's board persists in calling bad governance good, eliminating cumulative voting would significantly reduce what shareowners certainly need to preserve- the ability for substantive minorities of shareholders to have board representation. Such a voice is particularly necessary for Sparton, given the more than 50-year role of the Smith family in the Company and on its board. This is not meant as a criticism of the Smith family or its role in Sparton, particularly given its sizable ownership stake. Rather, we simply believe that, given the family's over half-century influence, it is beneficial for all to allow smaller shareholders the opportunity to cumulate their votes to elect a minority of directors, so that differing points of view may be heard on the board. We also note that Lawndale's position in this regard is consistent with academic and other governance analyses showing the benefits of cumulative voting.

Lawndale also objects to the proposed Advanced Notice requirement. While less objectionable in principle, your proposal establishes a burden upon shareholders where one presently does not exist. Your proxy acknowledges that this new burden will make it more difficult for shareholders to effect a change in the board or management, even if it is in the best interests of shareholders to bring about such change. The Advanced Notice Provision would not even apply to the 2004 Annual Meeting, which raises another issue: why is Sparton pursuing a special meeting only one month before it's regular annual meeting for consideration of this item, at significant incremental costs for the Company, without any corresponding benefits? We also find it a bit hypocritical that a record date of August 9 (only 3 trading days after the Proxy's filing) was set for shareholders to vote on a notice requirement.

Our objections to Sparton's proposed actions to both strip shareholder's cumulative voting rights and establish a nomination notice requirement are further magnified by the Company's recent collective track record of poor operating performance and governance actions, including but not limited to:

  Sparton's new board communication policy which allows management a "gatekeeper" role and limits a shareholder's ability to communicate with directors;
  the board's apparent intention to again renominate board member Peter Slusser, a former long-time director and Compensation Committee member of Tyco International's board;
  the Company's attempt to eliminate shareholder's cumulative voting rights and to do so via a costly special meeting only one month prior to the regular annual meeting; and
  the company's poor operating performance and the board's apparent inaction regarding this performance.

In light of the above factors, we believe that Sparton's board acts in a manner that is out of touch and inconsistent with basic principles of good governance. In this post-Enron and Tyco world, the need for increased board oversight and accountability should be readily apparent. We are increasingly concerned over the board's stewardship of Sparton in these matters. Lawndale intends to vote its shares AGAINST both of the special meeting proposals and to inform other shareholders of our voting intentions and rationale.

We hope that you will reconsider your decision to hold what we feel is this wasteful special meeting, only one month before the regular meeting. We also hope that you would change course on the proposals to strip cumulative voting rights and to establish a nomination notice requirement, and instead implement real best practice governance reforms. Based on our experience, as well as numerous academic and other analyses, we believe improved governance practices would benefit all Sparton shareholders.

Finally, we wish to remind you of our offers, last made to the company in January of this year, to discuss our governance and operational concerns in more detail with one or more independent directors. We now request such a meeting take place at the earliest possible convenience to see if we can get Sparton on the path of true governance reform and operational improvement.

Sincerely,

Andrew Shapiro

President

Lawndale Capital Management, LLC

591 Redwood Highway #2345

Mill Valley, CA 94941

phone- 415-389-VALUe (8258)

fax- 415-389-0180

e-mail- lawndale@compuserve.com